Mail Stop 3561

July 28, 2006

Mr. Kevin P. Larson
Chief Financial Officer, Senior Vice President and Treasurer
Unisource Energy Corporation
One South Church Avenue
Suite 100
Tucson, AZ 85701

> **Re:** **Unisource Energy Corporation**
> **Tucson Electric Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File Nos. 1-13739 and 1-5924**

Dear Mr. Larson:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant